

April 17, 2015

<u>Via E-mail</u>
Mr. Glenn W. Welling
Chief Investment Officer
Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, CA 92660

> **Re: Rovi Corporation**
> **Definitive Additional Materials on Schedule 14A filed by Engaged**
> **Capital Master Feeder I, LP, et al.**
> **Filed April 16, 2015**
> **File No. 000-53413**

Dear Mr. Welling:

We have reviewed your filings and have the following comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such. Please qualify the following types of statements as your belief in future filings:

- "Entrenched Long-Tenured Board Continues to Destroy Shareholder Value."

- "ROVI's leadership team has failed on a number of fronts." (slide 11)

- "The Board approved a 'bet the farm' transaction predicated on the achievement of extremely aggressive targets." (slide 38)

- "ROVI's April 13 Letter to Shareholders Contains Numerous Misleading Statements." (slide 63)

- "ROVI's Board employs misleading 'cherry-picking' to defend a defenseless track record." (slide 64)

- "ROVI is using the upcoming licensing renewals to scare shareholders from supporting change." (slide 66)

2.   Please qualify the following statement as your belief in future filings, and provide supplemental support for this particular statement with your response:

- "The Sonic acquisition … was a complete disaster …, making it perhaps one of the worst acquisition failures on record in public company history …."

Please contact me at (202) 551-3589 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Steve Wolosky, Esq.
        Olshan Frome Wolosky LLP